Exhibit 99.8

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 491 182 360 euros
542 051 180 R.C.S. Nanterre

www.total.com

Kazakhstan: Kashagan development plan approved and first
phase of investment launched

Paris, February 25, 2004 – Total announces the approval of the Kashagan field development plan and the launch of the first phase of investment. The Kashagan field is in northern area of the Caspian Sea and is considered one of the largest discoveries in the last thirty years. Following the approval of the Kashagan development plan, the members of the consortium will sanction the financing of the first phase of the project for an amount of around $10 billion.

The development of the Kashagan field will proceed in phases. First oil is expected in 2008 with an initial production of 75,000 barrels of oil per day gradually building to 450,000 barrels per day. Further development phases will raise the full field production to its plateau level currently estimated at around 1,200,000 barrels of oil per day.

The project plans for the re-injection of gas into the reservoir in order to maximize oil recovery while reducing sulphur handling.

“The approval of the Kashagan development plan by local authorities and partners is an important marker which will permit the project to move forward with the technically challenging field development while respecting the environment. Total is pleased to be associated with this project which confirms the development objectives of the Group in this region and notably in Kazakhstan.” said Christophe de Margerie, President of Exploration and Production.

The development of this field will bring a major contribution to the Kazakh economy in the next decade in terms of employment, training, development of local industry and revenues for the state. The Kashagan field is held by a consortium with a production sharing contract in the northern area of the Caspian Sea (Total 20.37%*).

* Given the sale of BG International’s interest.

Total is a partner in the association operated by Agip KCO that groups six international companies: Eni, ExxonMobil, Shell, Total, ConocoPhillips and Inpex, after BG’s exit.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com